Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratios of earnings to fixed charges for us, respectively, for the periods shown (in thousands):

	Year Ended December 31,
	2016		2015		2014		2013		2012		2011
Earnings (loss)	$37,843		$20,327		$(7,425)		$4,429		$8,069		$7,547
Fixed charges	$1,996		$834		$1,262		$2,667		$2,612		$4,885
Ratio of earnings to fixed charges	18.96	x	24.37	x	(5.88	)x	1.66	x	3.09	x	1.54	x
Coverage deficiency	─		─		8,687		─		─		─